Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except for ratios)

						Nine Months Ended
						September 30,
	2001	2002	2003	2004	2005	2005	2006
Interest	$15,178	$18,792	$12,861	$5,006	$2,101	$2,033	$50
Add interest element implicit on rentals	2,600	3,657	2,693	2,147	1,716	1,287	1,747

Total Fixed Charges	$17,778	$22,449	$15,554	$7,153	$3,817	$3,320	$1,797

Pretax income from continuing operations	$(47,671)	$(121,213)	$(47,664)	$(30,402)	$51,788	$29,759	$74,597
Add fixed charges	17,778	22,449	15,554	7,153	3,817	3,320	1,797

	$(29,893)	$(98,764)	$(32,110)	$(23,249)	$55,605	$33,079	$76,394

Deficiency	$(65,449)	$(143,662)	$(63,218)	$(37,555)	N/A	N/A	N/A

Ratio of earnings to fixed charges (1)	(2)	(3)	(4)	(5)	14.57	9.96	42.52

(1)	For purposes of the calculation of ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness and rental expense.

(2)	As a result of the loss for the fiscal year ended December 31, 2001 earnings did not cover fixed charges by $65,449

(3)	As a result of the loss for the fiscal year ended December 31, 2002 earnings did not cover fixed charges by $143,662

(4)	As a result of the loss for the fiscal year ended December 31, 2003 earnings did not cover fixed charges by $63,218

(5)	As a result of the loss for the fiscal year ended December 31, 2004 earnings did not cover fixed charges by $37,555